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                             SECURFONE AMERICA, INC.
                          5850 Oberlin Drive, Suite 220
                           San Diego, California 92121
                                 (888) Pre-4-Pay



                                February 25, 1998


VIA EDGAR

Securities and Exchange Commission
Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Securfone America, Inc. (the "Company")
     Form 12b-25 Notification of Late Filing
     File Number: 33-83526

Ladies and Gentlemen:

On February 17, 1998, the Company filed a Form 12b-25 Notification of Late Filing reporting the late filing of a Form 10-Q Quarterly Report for the period ending December 31, 1997 (the "Filing"). The Company respectfully withdraws the Filing because it is not required to file a Form 10-K Annual Report for its fiscal year ended December 31, 1997 until March 31, 1998. Please call the undersigned at 216-736-7220 if you have any questions or comments regarding this matter, and feel free to call collect. Thank you for your attention to this matter.


                                    Very truly yours,

                                    /s/ Steven L. Wasserman

                                    Steven L. Wasserman
                                    Secretary